Exhibit 99.1

Wearable Devices Ltd. Announces 1-for-3 Reverse Stock Split

Strategic Action Aimed at Regaining Compliance with Nasdaq’s Minimum Bid Price Requirement and Protecting Continued Listing Status

YOKNEAM ILLIT, ISRAEL, March 06, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced that it intends to effect a one-for-three reverse split (the “Reverse Share Split”) of the Company’s ordinary shares, no par value per share, (the “Ordinary Shares”) and the Company’s tradable warrants (the “Warrants”). The Ordinary Shares and Warrants will continue to trade on the Nasdaq Capital Market under the existing symbols “WLDS” and “WLDSW”, respectively, and will begin trading on a split-adjusted basis when the market opens on March 11, 2026. The new CUSIP numbers for the Ordinary Shares and Warrants following the Reverse Share Split will be M97838300 and M97838193, respectively.

The primary purpose of the Reverse Share Split is to increase the per-share trading price of the Company’s Ordinary Shares to regain compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market. Under Nasdaq Listing Rule 5810(c)(3)(A), as recently amended, companies that have conducted a reverse split within the prior two-year period may face immediate delisting proceedings without the benefit of a standard 180-day grace period if they fall out of compliance. By effecting the Reverse Share Split at this time, the Company intends to proactively satisfy these regulatory requirements and maintain the listing of its Ordinary Shares and Warrants on Nasdaq.

The Reverse Share Split was approved by the Company’s shareholders at the Company’s Special General Meeting of Shareholders held on February 19, 2026, to be effected at the board of directors’ discretion within approved parameters, and the board of directors has approved the 1-for-3 ratio. The Reverse Share Split will not result in an adjustment to the authorized share capital of the Company under the Company’s amended and restated articles of association, as currently in effect (the “Articles”), which, as of the date hereof consists of 500,000,000 Ordinary Shares.

The Reverse Share Split will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company’s equity, except for minor changes to the treatment of fractional shares as described below. The Reverse Share Split will adjust the number of issued and outstanding Ordinary Shares of the Company from 10,593,227 Ordinary Shares to approximately 3,531,076 Ordinary Shares and the number of publicly held Warrants from 98,589 Warrants to approximately 32,863 Warrants (subject to any further adjustments based on the treatment of fractional shares). In accordance with the Company’s Articles, no fractional Ordinary Shares or Warrants will be issued as a result of the Reverse Share Split and all fractional Ordinary Shares or Warrants shall be rounded to the nearest whole Ordinary Share or Warrant, as applicable, such that only shareholders holding fractional consolidated Ordinary Shares or Warrants of more than half of the number of Ordinary Shares or Warrants which consolidation constitutes one whole Ordinary Share or Warrant, shall be entitled to receive one consolidated Ordinary Share or Warrant, as applicable. Proportional adjustments also will be made to Ordinary Shares underlying outstanding options and warrants (with a reciprocal increase in the per share exercise price), restricted shares, restricted share units, and to the number of Ordinary Shares issued and issuable under the Company’s share incentive plans and certain existing agreements.

VStock Transfer, the Company’s transfer agent, will send instructions to shareholders of record who hold share certificates regarding the exchange of certificates for Ordinary Shares. Shareholders who hold their Ordinary Shares in book-entry form or in brokerage accounts or “street name” are not required to take any action to effect the exchange of their Ordinary Shares following the Reverse Share Split.

About Wearable Devices Ltd.

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR. In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The newly launched ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the effective date for the Reverse Share Split and the date that trading of the Ordinary Shares and Warrants will begin on a split-adjusted basis. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our Ordinary Shares or Warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; our ability to regain compliance; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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Investor Relations Contact

Michal Efraty

IR@wearabledevices.co.il